

December 12, 2011

Via E-mail
David Funderburk
Chief Executive Officer
Autovative Products, Inc.
502 N. Santa Fe Avenue, Ste. D
Vista, CA 92083

> **Re:** **Autovative Products, Inc.**
> **Amendment No. 4 to**
> **Registration Statement on Form S-1**
> **Filed November 28, 2011**
> **File No. 333-175212**

Dear Mr. Funderburk:

We have received your response to our letter dated November 22, 2011 and have the following additional comments.

General

1. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

2. Please revise the consent of the independent registered public accountant to refer to the appropriate amendment to the Form S-1 registration statement. In this regard, the consent currently included as Exhibit 23 to the registration statement refers to amendment 3 but is included in Amendment 4 to the registration statement. Please revise.

3. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

Company Cash Flow, page 5

4. Please revise to clarify what "G & A" refers to.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor